April 12, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Larry Spirgel
Kathleen Collins
Alexandra Barone
Rebekah Lindsey

	Re:	TuSimple Holdings Inc.
Registration Statement on Form S-1 (File No. 333-254616)

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between April 7, 2021, and the date hereof approximately 2,333 copies of the Preliminary Prospectus dated April 7, 2021, were distributed to prospective underwriters, institutional investors, prospective dealers, individuals and others.

We have been informed by the participating underwriters that they have complied, and they will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time on April 14, 2021, or as soon thereafter as practicable, or at such other time as the registrant or its counsel may orally request via telephone call to the Staff of the Division of Corporation Finance of the Securities and Exchange Commission.

[Signature page follows.]

Very truly yours,

Morgan Stanley & Co. LLC

Citigroup Global Markets Inc.

J.P. Morgan Securities LLC

As Representatives of the

Prospective Underwriters

By: Morgan Stanley & Co. LLC

By:	/s/ Megan E. Miller
Name: Megan E. Miller
Title: Vice President

By: Citigroup Global Markets Inc.

By:	/s/ Pablo Cuevas
Name: Pablo Cuevas
Title: Vice President

By: J.P. Morgan Securities LLC

By:	/s/ Manoj Vemula
Name: Manoj Vemula
Title: Executive Director

[Signature Page to Underwriters’ Acceleration Request Letter]